SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 1999

                                   MIH LIMITED

                 (Translation of registrant's name into English)

                                 Abbot Building
                                  Mount Street
                                     Tortola
                                    Road Town
                             BRITISH VIRGIN ISLANDS

                    (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  x                       Form 40-F
                            ---                                ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No  x
                      ---                               ---

                                  EXHIBIT LIST
                                  ------------


Exhibit                              Description
-------                              -----------

99.1                                 Press Release dated December 15, 1999
                                     of MIH Limited

                            SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            MIH LIMITED

Date: December 17, 1999  by

                            /s/ Lesley R. Penfold
                            -------------------------------
                            Name:   Lesley R. Penfold
                            Title:  Chief Financial Officer
                                    and Director